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                                                                     Exhibit 8.1





                                 _____  , 1994



Vermont Financial Services Corp.
100 Main Street
Brattleboro, Vermont  05301

Gentlemen:

         You have requested our opinion as to certain Federal income tax consequences of the transaction referenced below. This opinion is delivered to Vermont Financial Services Corp. ("VFSC"), a Delaware corporation, pursuant to
Section 5.2(I) of that certain Agreement and Plan of Reorganization dated as of August 24, 1993 by and between VFSC and West Mass Bankshares, Inc., a Massachusetts corporation ("West Mass") (with all exhibits and amendments thereto, the "Merger Agreement").

         Facts. Pursuant to the Merger Agreement, West Mass will be merged with and into VFSC in accordance with the provisions of the Delaware General Corporation Law and the Massachusetts Business Corporation Law. Each outstanding share of West Mass common stock will be converted into that number of shares of VFSC common stock to be determined according to the Exchange Ratio set forth in the Merger Agreement, plus cash in lieu of any fractional shares. The separate corporate existence of West Mass will cease, and VFSC will continue as the surviving corporation. The proposed merger transaction is described in greater detail in VFSC's Registration Statement (the "Registration Statement") on Form S-4 (Registration No. 33-______) and the Joint Proxy Statement and Prospectus included therein (the "Proxy Statement"). Business reasons for the proposed transaction are set forth in the Proxy Statement under the heading "THE

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MERGER -- Reasons of West Mass for the Merger" and "THE MERGER -- Reasons of
VFSC for the Merger."

         Representations by West Mass and VFSC. The following representations have been made by appropriate officers of West Mass or VFSC and we have relied upon such representations in rendering our opinion:

         A. West Mass is a bank holding company with its principal place of business in Greenfield, Massachusetts. West Mass owns 100 percent of the shares of United Savings Bank ("USB"), which has general branch locations in Western Massachusetts. USB is a Massachusetts chartered savings bank. Its principal office is in Greenfield, Massachusetts. USB offers a wide range of deposit and loan products. USB owns 100% of the shares of Hayburne, Inc. There are no other subsidiaries of West Mass or USB.

                 USB and Hayburne, Inc. are hereinafter referred to collectively as the "West Mass subsidiaries."

         B. The merger of West Mass into VFSC (the "Merger") will satisfy the statutory requirements of the state laws of both Delaware and Massachusetts. Furthermore, the Merger will comply with the regulations and any other legal requirements imposed by Delaware and Massachusetts.

         C. As of the effective date of the Merger, the former shareholders of West Mass will have a continuing stock interest through ownership in VFSC, equal in value to at least 50 percent of the value of all the formerly outstanding stock of West Mass as of the same date.

         D. No shares of VFSC stock will be issued to or purchased by West Mass shareholders or employees at a discount or as compensation for services rendered or to be rendered.

         E. VFSC will not as of the Effective Time of the Merger (as such term is defined in the Merger Agreement) have exercised its option to acquire any shares of West Mass under a certain Stock Option Agreement dated as of August 24, 1993 between West Mass and VFSC attached as Appendix E to the Proxy Statement (the "Stock Option Agreement"), and the Stock Option Agreement shall expire unexercised immediately after the Effective Time of the Merger.

         F. The fair market value of VFSC stock and other consideration received by each West Mass shareholder will be approximately equal to the fair market value of West Mass stock surrendered in the exchange.

         G. To the best knowledge of the management of West Mass, there is no plan or intention by the shareholders of West Mass





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who own five percent (5%) or more of West Mass stock, and there is no plan or intention on the part of the remaining shareholders of West Mass to sell, exchange, or otherwise dispose of a number of shares of VFSC stock received in the transaction that would reduce the West Mass shareholders' ownership of VFSC stock to a number of shares having a value as of the date of the transaction of less than fifty percent (50%) of the value of all of the formerly outstanding stock of West Mass as of the same date. For purposes of this representation, shares of West Mass stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of VFSC stock will be treated as outstanding West Mass stock on the date of the transaction. Moreover, shares of West Mass stock and shares of VFSC stock held by West Mass shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the proposed transaction will be considered in making this representation.

         H. VFSC has no plan or intention to sell or otherwise dispose of any of the assets of West Mass acquired in the proposed transaction, including the West Mass subsidiaries and the assets of such subsidiaries, except for dispositions made in the ordinary course of business or transfers to controlled subsidiaries as described in Section 368(a) (2) (C) of the Internal Revenue Code of 1986, as amended (the "Code").

         I. Following the proposed transaction, VFSC will continue the historic business of West Mass and the West Mass subsidiaries or use a significant portion of the historic business district assets of West Mass and the West Mass subsidiaries in a business.

         J. The liabilities of West Mass to be assumed by VFSC and the liabilities to which the transferred assets of West Mass are subject were incurred by West Mass in the ordinary course of its business and are associated with the assets in a business.

         K. There is no intercorporate indebtedness existing between West Mass and VFSC that was issued, acquired, or will be settled at a discount.

         L. VFSC, West Mass, and the shareholders of West Mass will each pay their respective expenses, if any, incurred in connection with the proposed transaction.

         M. No two parties to the proposed transaction are investment companies as defined in Sections 368(a) (2) (F) (iii) and (iv) of the Code.

         N. The fair market value of the West Mass assets transferred to the VFSC will equal or exceed the sum of West Mass's liabilities to be assumed by VFSC, plus the amount of liabilities, if any, to which the transferred assets are subject.





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         O.      West Mass is not under the jurisdiction of a court in a Title
11 or a similar case within the meaning of Section 368(a) (3) (A) of the Code.

         P. VFSC has no plan or intention to redeem or otherwise reacquire any of its stock to be issued in the proposed transaction.

         Q. The payment of cash in lieu of fractional shares of VFSC stock is solely for the purpose of avoiding the expense and inconvenience to VFSC of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the West Mass shareholders, instead of issuing fractional shares of VFSC stock, will not exceed one percent (1%) of the total consideration that will be issued in the transaction to the West Mass shareholders in exchange for their shares of West Mass stock. The fractional share interests of each West Mass shareholder will be aggregated, and no West Mass shareholder will receive cash in an amount equal to or greater than the value of one full share of VFSC stock.

         Opinions. Based on the foregoing facts and representations, and assuming that the transaction occurs as described in the Proxy Statement and in accordance with the terms of the Merger Agreement, and that there is no plan or intention on the part of the shareholders of West Mass to sell, exchange or dispose of a number of shares of VFSC stock received in the transaction that would reduce the West Mass shareholders' ownership of VFSC stock to a number of shares having a value, as of the Effective Date (as that term is defined in the Merger Agreement) of less than 50 percent of the value of all the formerly outstanding stock of West Mass as of the same date, we are of the opinion that, for Federal income tax purposes:

         1. Provided that the merger of West Mass with and into VFSC becomes effective under the Delaware General Corporation Law and Massachusetts Business Corporation Law, as is contemplated in Section 1.5 of the Plan of Merger, the proposed transaction will constitute a reorganization within the meaning of Section 368(a) (1) (A) of the Code. VFSC and West Mass will each be "a party to the reorganization" within the meaning of Section 368(b) of the Code.

         2. West Mass will recognize no gain or loss upon the transfer of its assets to VFSC in exchange solely for VFSC common stock and the assumption by VFSC of West Mass's liabilities. (Code Sections 361(a) and 357(a)).

         3. The basis of the West Mass assets in the hands of VFSC will be the same as the basis of such assets in the hands of West





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Mass immediately prior to the transaction.  (Code Section 362(b)).

         4. No gain or loss will be recognized by VFSC on the receipt of West Mass's assets in exchange for common stock of VFSC. (Code Section 1032(a)).

         5. The shareholders of West Mass who receive solely common stock of VFSC will recognize no gain or loss upon the exchange of their West Mass common stock solely for shares of VFSC common stock. (Code Section 354(a)
(1)).

         6. The basis of the VFSC common stock to be received by the West Mass shareholders who receive solely common stock of VFSC in the proposed transaction will be, in each instance, the same as the basis of the West Mass common stock surrendered in exchange therefor. (Code Section 358 (a) (1)).

         7. The holding period of the VFSC common stock to be received by the West Mass shareholders, in each instance, includes the period during which the West Mass common stock surrendered in exchange therefor was held, provided that the West Mass common stock surrendered was held as a capital asset on the date of the exchange. (Code Section 1223 (1)).

         8. The payment of cash in lieu of fractional share interests of VFSC common stock will be treated as if the fractional shares had been distributed as part of the exchange and were then redeemed by VFSC. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a) of the Code.

         9. Dissenting shareholders of West Mass who receive solely cash for their West Mass shares will be treated as receiving a distribution in redemption of stock. Distributions in redemption of stock are treated either as sales of stock or as dividend distributions, depending on the particular circumstances of the shareholders involved. (Code Section 302).

         Miscellaneous. The foregoing opinions are based on the Code as in effect on the date hereof and current administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly retroactively. No opinion is expressed as to the income or other tax consequences under the various state and local laws that may be applicable.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus forming part of the Registration Statement. In giving such consent, we do not thereby admit that





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we come within the category of persons whose consent is required under Section
7 of the Securities Act of 1933 or under the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                                                   Very truly yours,



                                                   Sullivan & Worcester





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